      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1999
                                                      REGISTRATION NO. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                               AT HOME CORPORATION
           (Exact name of the Registrant as specified in its charter)

            DELAWARE                                    77-0408542
(State or other jurisdiction of             (I.R.S. employer identification no.)
incorporation or organization)

                               425 BROADWAY STREET
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 569-5000
 (Address and telephone number of the Registrant's principal executive offices)
                             ----------------------
                               KENNETH A. GOLDMAN
                             CHIEF FINANCIAL OFFICER
                               AT HOME CORPORATION
                               425 BROADWAY STREET
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 569-5000
   (Name, address and telephone number of the Registrant's agent for service)
                             ----------------------
                                   Copies to:
                            GORDON K. DAVIDSON, ESQ.
                             DAVID K. MICHAELS, ESQ.
                              THOMAS J. HALL, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                           PALO ALTO, CALIFORNIA 94306
                                 (650) 494-0600
                             ----------------------

        Approximate date of commencement of proposed sale to the public:
     From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                          CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
                                                                        PROPOSED MAXIMUM      PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF SHARES                AMOUNTS TO BE      OFFERING PRICE PER    AGGREGATE OFFERING       AMOUNT OF
              TO BE REGISTERED                       REGISTERED              UNIT(1)              PRICE(1)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Convertible subordinated debentures due 2018      $437,000,000(2)            103.0%              $450,110,000           $125,131
Series A common stock, $.01 par value per share      2,862,350(3)                --                       --                 -- (4)
------------------------------------------------------------------------------------------------------------------------------------

----------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the bid and ask prices of the debentures on the Portal Market on May 10, 1999.
(2) Represents the principal amount at maturity of the debentures that were originally issued by the Registrant on December 28, 1998.
(3) Represents the number of shares of Series A common stock that are currently issuable upon conversion of the debentures. The number of shares of Series A common stock that may be issued upon conversion of the debentures in the future is indeterminate, and the Registrant is also registering this indeterminate amount pursuant to Rule 416 under the Securities Act.
(4) No additional consideration will be received for the Series A common stock, and, therefore, no registration fee is required pursuant to Rule 457(i).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

PROSPECTUS

                              [@HOME Network LOGO]

                               AT HOME CORPORATION

                   $437,000,000 PRINCIPAL AMOUNT AT MATURITY
                  CONVERTIBLE SUBORDINATED DEBENTURES DUE 2018

                        SHARES OF SERIES A COMMON STOCK
                   ISSUABLE UPON CONVERSION OF THE DEBENTURES

                               ------------------

       Our Series A common stock currently trades on the Nasdaq National Market. Last reported sale price on May 13, 1999: $149.3125 per share.
       Trading Symbol: ATHM

                               ------------------

                                  THE OFFERING

       Under this prospectus, the selling stockholders named in this prospectus or in prospectus supplements may offer and sell the debentures or the shares of our Series A common stock into which the debentures may be converted.

       The debentures were initially issued at a price of $524.64 per $1,000 principal amount at maturity. Interest of .5246% per year on the principal amount at maturity is payable semiannually beginning June 28, 1999.

       The debentures mature December 28, 2018. Each $1,000 principal amount debenture is initially convertible into 6.55 shares of our Series A common stock. We may redeem our debentures on or after December 28, 2003 at the redemption prices listed in this prospectus. Holders of the debentures also have an option to require us to purchase the debentures for cash or shares of our Series A common stock, at our election, on specified purchase dates or upon a change of control of At Home. The debentures are general unsecured obligations and are subordinated in right of repayment below all of our existing and future senior debt.

                               ------------------

       INVESTING IN OUR CONVERTIBLE SUBORDINATED DEBENTURES OR OUR SERIES A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   The date of this prospectus is May __, 1999


********************************************************************************
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
********************************************************************************

                                TABLE OF CONTENTS


Prospectus Summary...............................   3
Risk Factors.....................................   5
Ratio of Earnings to Fixed Charges...............  13
Use of Proceeds..................................  13
Dividend Policy..................................  13
Description of Debentures........................  14
United States Federal Income Tax
Considerations...................................  23
Selling Securityholders..........................  27
Plan of Distribution.............................  30
Legal Matters....................................  32
Experts..........................................  32
Forward-Looking Statements.......................  32
Where You Can Find More Information..............  32

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying securities in this offering. You should read the entire prospectus carefully. Unless the context otherwise requires, the terms we, our, us, the company and At Home refer to At Home Corporation, a Delaware corporation. Unless explicitly stated otherwise, the share numbers in this prospectus do not reflect the two-for-one stock split declared by our board on April 16, 1999, which is subject to stockholder approval.

                               AT HOME CORPORATION

     We are the leading provider of broadband Internet services to consumers over the cable television infrastructure. Our primary offering, the @Home service, allows residential subscribers to connect their personal computers through cable television wiring infrastructures to a high-speed Internet backbone network developed and managed by us.

     Our @Media group has established the @Home launch screen as the leading broadband Internet portal, providing a gateway to compelling multimedia and electronic commerce offerings on the Internet. For businesses, our @Work services provide a platform for Internet, intranet and extranet connectivity solutions and networked business applications over both cable infrastructures and digital telecommunications lines.

     @Home, @Home Network, @Media, @Work and the @ball logo are our registered trademarks, and @Work Internet is our service mark. This prospectus also includes trademarks of other companies.

                                  THE OFFERING


Amount offered                  $437,000,000 principal amount at maturity

Original issue price            $524.64 per $1,000 principal amount at maturity

Maturity date                   December 28, 2018

Cash interest                   .5246% per year on the principal amount at
                                maturity, payable semiannually commencing June
                                28, 1999

Yield to maturity               4% per year

Conversion rights               Each debenture holder may convert each debenture
                                into 6.55 shares of our Series A common stock at any time on or prior to maturity. The conversion rate may be adjusted in designated circumstances, but will not be adjusted for accrued original issue discount. Upon conversion, you will not receive any cash payment representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the Series A common stock received by you on conversion.

Subordination                   Our debentures are subordinated to our existing
                                and future senior debt and are effectively subordinated to all existing and future liabilities of our subsidiaries. The indenture does not limit our ability to take on senior debt or other debt.

Original issue discount         We initially sold each debenture at an original
                                issue discount for United States federal income tax purposes. This original issue discount amount equals the excess of the stated redemption price at maturity of the debenture, $1,000, over the issue price of $524.64. You must include accrued original issue discount in your gross income for United States federal income tax purposes prior to conversion, redemption, sale or maturity of the debentures. This will be true even if the debentures are ultimately not converted, redeemed, sold or paid at maturity.

Optional redemption On and after December 28, 2003, we can redeem the debentures for cash at any time at our option at the redemption prices listed in this prospectus, plus cash interest.

Purchase at the option          Each debenture holder has the option to require
of the holder                   us to purchase debentures for a purchase price
                                of $610.81 on December 28, 2003, for $715.86 on
                                December 28, 2008 and for $843.91 on December
                                28, 2013. We may generally choose to pay this purchase price in cash, shares of our Series A common stock or any combination of cash and stock.

                                If a change of control of At Home occurs prior to December 29, 2003, then each debenture holder will have an option to require us to repurchase the debentures for an amount equal to the issue price plus accrued original issue discount and cash interest.

Optional conversion to          We have the option to convert original issue
semiannual coupon debenture     discount to interest on the occurrence of
upon tax event                  specified tax events. This interest would accrue
                                at 4% per year on a restated principal amount equal to the issue price plus accrued original issue discount.

Use of proceeds                 We will not receive any cash from the sale of
                                our debentures or Series A common stock offered under this prospectus.

Trading The debentures issued in the initial private placement are eligible for trading in The Portal Market. However, debentures sold using this prospectus will no longer be eligible for trading in The Portal Market. Our Series A common stock is traded on the Nasdaq National Market under the symbol ATHM.

                                  RISK FACTORS

     An investment in our debentures or our Series A common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our debentures or our Series A common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our debentures and our Series A common stock could decline due to any of these risks, and you may lose all or part of your investment.

     RISKS RELATED TO THE DEBENTURES

WE MAY NOT BE ABLE TO PAY OFF THE DEBENTURES ON THE PURCHASE DATES OR UPON A CHANGE OF CONTROL OF AT HOME

     On each purchase date of December 28, 2003, December 28, 2008 and December 28, 2013, each debenture holder will generally have an option to require us to purchase their debentures. Also, if a change of control of At Home occurs, each debenture holder will generally have an option for us to repurchase their debentures. We may not have sufficient cash to pay the debentures, or restrictions in other agreements may not allow us to make these repurchases. In either case, we may have to issue shares of our Series A common stock instead.

THE DEBENTURES ARE SUBORDINATED TO OUR SENIOR DEBT OBLIGATIONS

     The debentures will be unsecured and subordinated in right of payment to all of our existing and future senior debt obligations. Therefore, if we go bankrupt, liquidate our assets, reorganize or enter into other specified transactions, our assets will be available to pay our obligations with respect to the debentures only after we have paid all of our senior debt obligations in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. The debentures also will be effectively subordinated in right of payment of all the liabilities, including trade payables, of our subsidiaries. The indenture governing the debentures does not prohibit or limit the ability of us or our subsidiaries to incur senior debt obligations, other debt obligations and other liabilities. If we take any of these actions, this could harm our ability to pay off the debentures. As of April 30, 1999, we had approximately $32.3 million (excluding accrued interest) of senior debt obligations outstanding. Our subsidiaries had liabilities of $1.6 million, including trade payables, as of April 30, 1999, but they may incur additional liabilities in the future.

A TRADING MARKET FOR THE DEBENTURES MAY NOT DEVELOP

     Although the initial purchaser of the debentures has advised us that it intends to make a market in the debentures, it is not obligated to do so and may discontinue market making at any time without notice. Its market-making activity will be subject to the limited imposed by the securities laws. We cannot guarantee that the market for the debentures will be maintained. Also, we do not intend to apply for listing of the debentures on any securities exchange. The trading price of the debentures will decline if there ceases to be an active trading market for them.

     RISKS RELATED TO OUR BUSINESS

WE HAVE INCURRED AND EXPECT TO INCUR SUBSTANTIAL LOSSES

     We were incorporated in March 1995, commenced operations in August 1995, and have incurred net losses from operations in each fiscal period since our inception. As of March 31, 1999, we had an accumulated deficit of $245.3 million. In addition, we currently intend to increase capital expenditures and operating expenses in order to expand our network and to market and provide our services to a growing number of potential subscribers. As a result, we expect to incur additional net losses before cost and amortization of distribution agreements and amortization of goodwill and other intangible assets for at least the next three quarters.

OUR BUSINESS IS UNPROVEN, AND WE MAY NOT ACHIEVE PROFITABILITY

The profit potential of our business model is unproven. Our @Home service was available only in portions of 68 geographic markets as of March 31, 1999 and may not achieve broad consumer or commercial acceptance. Although approximately 2,200 primarily small- and medium-sized business organizations have agreed to utilize

     @Work services as of March 31, 1999, our @Work services may not achieve broad commercial acceptance and the current rate of deployment for @Work services may not be sustained. We have difficulty predicting whether the pricing models for our Internet services will prove to be viable, whether demand for our Internet services will materialize at the prices our cable partners charge for the @Home service or the prices we or our cable partners charge for @Work services, or whether current or future pricing levels will be sustainable. If these pricing levels are not achieved or sustained or if our services do not achieve or sustain broad market acceptance, our business, operating results and financial condition will be significantly harmed. We may never achieve favorable operating results or profitability.

GROWTH OF THE @HOME SERVICE MAY BE INHIBITED BY FACTORS BEYOND OUR CONTROL

     As of March 31, 1999, we had in excess of 460,000 cable modem subscribers, including recently acquired Internet subscribers that are being converted to the @Home service. Our ability to increase the number of subscribers to the @Home service to achieve our business plans and generate future revenues will depend on many factors which are beyond our control. For instance, some of our cable partners have not achieved the subscriber levels that we had originally anticipated. Other factors include:

     o the rate at which our current and future cable partners upgrade their cable infrastructures for two-way data services

     o our ability and the ability of our cable partners to coordinate timely and effective marketing campaigns with the availability of cable infrastructure upgrades

     o the success of our cable partners in marketing and installing the @Home service in their local cable areas

     o the prices that our cable partners set for the @Home service and for its installation

     o the speed at which our cable partners can complete the installations required to initiate service for new subscribers

     o the commercial availability of self-installable, two-way modems that comply with the recently adopted interface standards known as DOCSIS, and the success of our roll-out of these products with the @Home service

     o the quality of customer and technical support provided by us and our cable partners and

     o    the quality of content on the @Home service.

WE NEED TO ADD SUBSCRIBERS AT A RAPID RATE FOR OUR BUSINESS TO SUCCEED, BUT WE MAY NOT ACHIEVE OUR SUBSCRIBER GROWTH GOALS

     Our actual revenues or the rate at which we will add new subscribers may differ from our forecasts. We may not be able to increase our subscriber base enough to meet our internal forecasts or the forecasts of industry analysts or to a level that meets the expectations of investors. The rate at which subscribers have increased in the past does not necessarily indicate the rate at which subscribers may be expected to grow in the future. In particular, while we have forecast that our number of subscribers could grow to over 1.1 million by December 31, 1999 from more than 460,000 subscribers at March 31, 1999, we may not achieve this level of subscriber growth.

OUR SUBSCRIBER GROWTH DEPENDS ON THE ACTIONS OF OUR CABLE PARTNERS, AND IS LIMITED BY PRICE AND INSTALLATION CONSTRAINTS

     We believe subscriber growth has been constrained, and will continue to be constrained, by the cost and time required to install the @Home service for each residential consumer. In addition, our growth has been constrained by the rate at which our cable partners have upgraded their systems, and most of our cable partners are not obligated to upgrade their cable infrastructures or market the @Home service. Moreover, the @Home service is currently priced at a premium to many other online services, and large numbers of subscribers may not be willing to pay a premium for the @Home service.

IF WE CANNOT MAINTAIN THE SCALABILITY, SPEED AND SECURITY OF OUR NETWORK, CUSTOMERS WILL NOT ACCEPT OUR SERVICES

     Due to the limited deployment of our services, the ability of our network to connect and manage a substantial number of online subscribers at high transmission speeds is unknown. Therefore, we face risks related to our network's ability to be scaled up to its expected subscriber levels while maintaining superior performance. Our network may be unable to achieve or maintain a high speed of data transmission, especially as our subscribers increase. In recent periods, the performance of our network has experienced some deterioration in some markets as a result of subscriber abuse of the @Home service. While we seek to eliminate this abuse by limiting users' upstream bandwidth, our failure to achieve or maintain high-speed data transmission would significantly reduce consumer demand for our services. In addition, while we have taken steps to prevent users from sharing files via the @Home service and to protect against bulk unsolicited e-mail, public concerns about security, privacy and reliability of the cable network, or actual problems with the security, privacy or reliability of our network, may inhibit the acceptance of our Internet services.

IF NEW TWO-WAY CABLE MODEMS ARE NOT DEPLOYED TIMELY AND SUCCESSFULLY, WE MAY NOT BE ABLE TO GROW OUR SUBSCRIBER BASE AS QUICKLY

     Each of our subscribers currently must obtain a cable modem from a cable partner to access the @Home service. The North American cable industry has recently adopted interface standards known as DOCSIS for hardware and software to support the delivery of data services over the cable infrastructure utilizing compatible cable modems. Some of our cable partners have chosen to delay some deployments of the @Home service until the widespread commercial availability of DOCSIS-compliant cable modems. Our subscriber growth could be constrained and our business could be significantly harmed if our cable partners choose to slow the deployment of the @Home service further. Cable modems that are DOCSIS-compliant are not expected to be available in significant quantities until at least the second quarter of 1999. If our cable partners are not able to obtain a sufficient quantity of DOCSIS-compliant modems, our growth will be limited.

WE COULD LOSE SUBSCRIBERS, DISTRIBUTION RELATIONSHIPS AND REVENUES TO OUR COMPETITORS

     The markets for consumer and business Internet services and online content are extremely competitive, and we expect that competition will intensify in the future. Our most direct competitors in these markets include the following:

     o Providers of cable-based Internet services. For example, Time Warner Inc. and Media One Group have deployed high-speed Internet access services over their local cable networks through their own cable-based Internet service, Road Runner. We currently compete with Road Runner to establish distribution arrangements with cable system operators, but we may compete for subscribers in the future if and when our cable partners cease to be subject to their exclusivity obligations.

     o Telecommunications providers. We compete with national long-distance and local exchange carriers that offer high-speed, Internet access services such as integrated services digital network and asymmetric digital subscriber line. If the advanced services offered by these companies are deregulated, this would further enhance the ability of these companies to compete against our services.

     o Internet and online service providers. We compete with Internet service providers that provide basic Internet access services and with online service providers such as America Online.

     o Internet content aggregators. We compete with content aggregators and Internet portals that seek to capture audience flow by providing ease-of-use and offering content that appeals to a broad audience, including America Online, Yahoo! Inc. and Lycos, Inc.

Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than we do. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote more resources to developing Internet services or online content than we could. We may not be able to compete successfully against current or future competitors, and competitive pressures could significantly harm our subscriber base, our ability to renew and enter into new distribution agreements and our revenues.

OUR DEPENDENCE ON OUR NETWORK EXPOSES US TO A SIGNIFICANT RISK OF SYSTEM FAILURE

     Our operations are dependent upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or at a number of our regional data centers could cause interruptions in our services. Additionally, failure of our cable partners or companies from which we obtain data transport services to provide the data communications capacity that we require, for example as a result of natural disaster, or operational disruption, could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could harm our business.

YEAR 2000 ISSUES COULD AFFECT THE PERFORMANCE OF OUR SYSTEMS

     If our internal and network information systems do not correctly recognize and process date information beyond the year 1999, we may not be able to conduct operations. We may also experience supplier-related Year 2000 problems. To address these Year 2000 issues, we and TCI, our majority stockholder, have initiated a comprehensive program to address Year 2000 readiness in our systems and with our customers' and suppliers' systems. Although we currently expect that the Year 2000 issue will not pose significant operational problems, delays in the implementation of new information systems or failure to fully identify all Year 2000 dependencies in our existing systems and in the systems of our suppliers could harm our business. Therefore, we are developing, but do not yet have, contingency plans for continuing operations in the event these problems arise.

OUR LIMITED EXPERIENCE WITH INTERNATIONAL EXPANSION MAY PREVENT US FROM GROWING OUR BUSINESS OUTSIDE THE UNITED STATES

     A key component of our strategy is expansion into international markets. To date, we have developed distribution relationships only with United States, Canadian and Dutch cable system operators. We have extremely limited experience in developing localized versions of our products and services and in developing relationships with international cable system operators. We may not be successful in expanding our product and service offerings into foreign markets. In addition to the uncertainty regarding our ability to generate revenues from foreign operations and expand our international presence, we face specific risks related to providing Internet services in foreign jurisdictions, including:

     o    regulatory requirements, including the regulation of Internet access

     o legal uncertainty regarding liability for information retrieved and replicated in foreign jurisdictions and

     o potential inability to use European customer information due to new European governmental regulations.

OUR BUSINESS MAY BE IMPACTED BY CABLE UNBUNDLING PROPOSALS AND OTHER GOVERNMENT REGULATION

     Currently, our services are not directly subject to regulations of the Federal Communication Commission or any other federal, state or local communications regulatory agency. However, changes in the regulatory environment relating to the Internet, cable or telecommunications markets which could require regulatory compliance by us or which could impact our exclusivity arrangements, subscribers and revenues could develop, including:

     o Federal regulation. Regulatory changes that affect telecommunications costs, limit usage of subscriber-related information or increase competition from telecommunications companies could affect our pricing or ability to market our services successfully. For example, regulation of cable television rates may affect the speed at which our cable partners upgrade their cable systems to carry our services.

     o Regulation by local franchise authorities. Many of our United States cable partners' local cable affiliates have elected to classify the provision of the @Home service as additional cable services under their local franchise agreements, and to pay franchise fees under those agreements. Local franchise authorities may attempt to subject cable systems to higher or different franchise fees, taxes or requirements in connection with their distribution of the @Home service. There are thousands of franchise authorities, and it would be difficult or impossible for us or our cable partners to operate under a unified set of franchise requirements.

     o The FCC or local agencies could require our cable partners to grant our competitors access to their cable systems. America Online, MindSpring Enterprises, Inc., Consumers Union and other parties have requested the FCC to require cable operators to provide Internet and online service providers with unbundled access to their cable systems. If we or our cable partners are classified as common carriers of Internet services, or if the FCC otherwise requires third-party access to their cable infrastructures, Internet and online service providers could provide services over our cable partners' systems that compete with our services. Our cable partners could also be subject to tariffs for the amounts they could charge for our services. Also, in local government proceedings, Portland and Multnomah County, Oregon have imposed third-party access requirements on TCI as a condition of its merger with AT&T, and other municipalities such as Los Angeles are considering imposing similar requirements.

WE COULD FACE LIABILITY FOR DEFAMATORY OR INDECENT CONTENT

     Claims could be made against Internet and online service providers under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose this liability are currently pending. In addition, legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of indecent content. The imposition upon Internet and online service providers of potential liability for information carried on or disseminated through their systems could require us to implement measures to reduce our exposure to this liability. This may require that we expend substantial resources or discontinue service or product offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Furthermore, some foreign governments, such as Germany, have enacted laws and regulations governing content distributed over the Internet that are more strict than those currently in place in the United States. One or more of these factors could significantly harm our business.

     RISKS RELATED TO OUR RELATIONSHIPS WITH OUR CABLE PARTNERS

     Our agreements with our cable partners are complex. For a summary of some of the key aspects of these agreements, you should refer to our annual report on Form 10-K.

WE DEPEND ON OUR CABLE PARTNERS TO UPGRADE TO THE TWO-WAY CABLE INFRASTRUCTURE NECESSARY TO SUPPORT THE @HOME SERVICE; THE AVAILABILITY AND TIMING OF THESE UPGRADES ARE UNCERTAIN

     Transmission of the @Home service and cable-based @Work services depends on the availability of high-speed two-way hybrid fiber coaxial cable infrastructure. However, only a portion of existing cable plant in the United States and in some international markets has been upgraded to two-way hybrid fiber coaxial cable, and even less is capable of high-speed two-way transmission. As of March 31, 1999, approximately 25% of our North American cable partners' cable infrastructure is capable of delivering the @Home service. Our cable partners have announced and begun to implement major infrastructure investments in order to deploy two-way hybrid fiber coaxial cable. However, these investments have placed a significant strain on the financial, managerial, operating and other resources of our cable partners, most of which are already highly leveraged. Therefore, these infrastructure investments have been, and we expect will continue to be, subject to change, delay or cancellation. Although our commercial success depends on the successful and timely completion of these infrastructure upgrades, most of our cable partners are under no obligation to upgrade systems or to introduce, market or promote our services. The failure of our cable partners to complete these upgrades in a timely and satisfactory manner, or at all, would prevent us from delivering high-performance Internet services and would significantly harm our business.

OUR CABLE PARTNERS ARE NOT GENERALLY OBLIGATED TO CARRY OUR SERVICES, AND THE EXCLUSIVITY OBLIGATIONS THAT PREVENT THEM FROM CARRYING COMPETING SERVICES MAY BE TERMINATED

     Our cable partners are subject to exclusivity obligations that prohibit them from obtaining high-speed, greater than 128 kilobits per second, residential consumer Internet services from any source other than us. However, most of our cable partners are under no affirmative obligation to carry any of our services. Also, the exclusivity obligations of our principal cable partners, TCI, Comcast, Cox and Cablevision, expire on June 4, 2002, and may be terminated sooner under some circumstances, including:

     o Our principal cable partners may terminate all their exclusivity obligations upon a change in law that materially impairs some of their rights.

     o Comcast or Cox may terminate all exclusivity obligations of our principal cable partners at any time if there is a change of control of TCI that results within 12 months in the incumbent TCI directors no longer constituting a majority of TCI's board. AT&T, TCI, Comcast and Cox have agreed, however, that AT&T's acquisition of TCI did not constitute a change of control under the terms of the original agreement.

     o Cox or Comcast may terminate the exclusivity provisions of our principal cable partners if AT&T and its affiliates do not meet @Home subscriber penetration levels. On June 4, 1999, we expect that Cox will have this right, but Cox has agreed to waive this right for 1999 so long as our stockholders approve proposed governance changes prior to July 22, 1999.

     o Comcast may terminate its own exclusivity obligations after June 4, 1999 if it allows us to repurchase a portion of Comcast's equity interest in us. Comcast has informed us that it has entered into an agreement with Microsoft Corporation under which Microsoft can require Comcast to terminate its exclusivity obligations after June 4, 1999.

     If the exclusivity obligations of our cable partners are terminated, this could significantly harm our business and cause an immediate drop in our stock price.

WE ARE CONTROLLED BY TCI AND AT&T

     TCI, which recently merged with AT&T, controls approximately 71% of our voting power and currently has the power to elect a majority of our board members and to control all matters requiring the approval of our stockholders. TCI's Series B common stock carries ten votes per share and gives TCI the right to elect five Series B directors, one of which is designated by Comcast and one of which is designated by Cox. Currently, four of our ten directors are directors, officers or employees of TCI or its affiliates, including AT&T. Under our current corporate governance structure, as long as TCI owns at least 7,700,000 shares of our Series B common stock and holds a majority of our voting power, our board may take action only if approved by the board and by a majority of the Series B directors, three of the five of which are designees of TCI. This allows TCI to block actions of our board, even through the TCI directors may not then constitute a majority of the board. In addition, TCI can expand the board at any time and fill the vacancies with TCI designees to control a majority of the board. After our 1999 annual stockholders meeting, if the proposed governance changes are adopted, TCI will no longer have the ability to expand the board and fill vacancies, and approval of at least 75%, or four of the five, of our Series B directors will be required for most board actions. As a result of the proposed governing changes we will not be able to take any corporate actions without the approval of TCI's Series B directors and one, or in some cases both, of the directors designated by Comcast and Cox. Notwithstanding these provisions, all of our directors owe fiduciary duties to our stockholders. AT&T now owns TCI and therefore controls us. Even if and when we complete the Excite merger, TCI or AT&T will continue to own more than 50% of our voting power.

WE DEPEND ON TCG FOR LOCAL TELECOMMUNICATIONS SERVICES FOR OUR @WORK SERVICES

     We depend on TCG, which is owned by AT&T, to provide local telecommunications services and co-location within TCG's facilities on favorable economic terms. This relationship enables us to provide @Work services to an entire metropolitan area in which TCG has facilities. If we were required to obtain comparable telecommunications services from local exchange carriers, we would effectively be limited to providing @Work services to commercial customers within a ten-mile radius of one of our points of presence. As a result, we would be required to build multiple points of presence to service an entire metropolitan area, which would substantially increase our capital costs to enter new markets and which could make market entry uneconomical. If we were required to pay standard local exchange carrier rates, the ongoing operating costs for our @Work services would be substantially higher. The loss of our strategic relationship with TCG would significantly harm our ability to deploy our @Work services. In addition, TCG has acquired a provider of Internet-related services to businesses and corporate customers and will compete directly with the @Work Internet service. To the extent TCG acquires or enters into strategic relationships with other Internet service providers, TCG may reduce its support of the @Work services. Although there are alternative suppliers for TCG's services, it could take a significant period of time for us to establish similar relationships, and equivalent terms might not be available.

WE MAY FACE ADDITIONAL COMPETITION FROM AT&T

     AT&T operates businesses that could compete with our services, notwithstanding any exclusivity obligations that may apply to it due to its ownership of TCI. First, AT&T operates a consumer Internet service known as AT&T WorldNet. Although AT&T WorldNet is currently a telephone dial-up service that does not utilize broadband technologies, AT&T may be able to use non-cable-based data transport mechanisms to offer high-speed residential Internet services that compete with our @Home service. Second, AT&T owns TCG, which operates an Internet service for business customers that competes with our @Work service. Our @Work business depends to a significant extent on our agreement with TCG for local access telecommunications services. If TCG ceases to cooperate with us, our @Work business would be harmed. Because our @Work business is not subject to the cable partners' exclusivity obligations, AT&T or TCG are not limited in their ability to compete with our @Work business. In addition, AT&T and Time Warner recently announced the formation of a significant strategic relationship that will include a joint venture to offer AT&T-branded cable telephony service to residential and small business customers over Time Warner's existing cable television systems in 33 states. The relationship between AT&T and Time Warner could ultimately extend to other broadband services, including cable Internet services, that compete with our @Home service. AT&T may take actions that benefit TCG, WorldNet or other services of AT&T or other parties to our detriment.

WARRANTS ISSUED TO OUR CABLE PARTNERS MAY RESULT IN ADDITIONAL DILUTION TO OUR STOCKHOLDERS

     We have entered into agreements with Cablevision Systems Corporation, Rogers, Shaw and other cable partners under warrants to purchase a total of 23,106,722 shares of our Series A common stock were outstanding as of March 31, 1999. Under these agreements, warrants to purchase 10,431,590 shares of our Series A common stock at an average price of $0.76 per share were exercisable as of March 31, 1999. To the extent that these cable partners become eligible to and choose to exercise their warrants, our stockholders would experience substantial dilution. We also may issue additional stock, or warrants to purchase stock, at prices less than fair market value in connection with efforts to expand distribution of the @Home service.

     ADDITIONAL RISKS ASSOCIATED WITH OUR ACQUISITION OF EXCITE AND EXCITE'S BUSINESS

WE FACE SEVERAL TRANSITORY RISKS ASSOCIATED WITH OUR ACQUISITION OF EXCITE

     In January 1999, we agreed to acquire Excite, Inc., a global Internet media company. This acquisition is subject to several conditions, including approval by both companies' stockholders. In addition to the risks associated with Excite's business generally, this acquisition presents the following risks:

     o Our pro forma accounting for the merger may change pending a final analysis of the fair values of the assets acquired and liabilities assumed. The impact of these changes could be material to our future operating results.

     o We may encounter substantial difficulties, costs and delays associated with integrating the operations of our companies. This process may disrupt our business if not completed in a timely and efficient manner.

     o The present and potential relationships of us and Excite with sponsors, content providers, advertisers, users and subscribers may be harmed by the proposed merger.

     o We and Excite may lose the right to use intellectual property or other contractual rights if we or Excite cannot obtain third party consent, waiver or approval of the proposed merger where required under existing agreements.

     o The merger may result in conflicts associated with exclusive rights that both we and Excite have granted to third parties with regard to content, sponsorship or other strategic relationships, and failure to resolve these conflicts could harm our business.

EXCITE HAS NOT BEEN AND MAY NEVER BE PROFITABLE

     Excite has incurred significant operating expenses since it was formed. As of December 31, 1998, Excite had an accumulated deficit of $135.6 million. Although Excite has had significant revenue growth in recent periods, it may not be able to sustain this growth in future periods. Excite may never achieve profitability.

EXCITE MAY NO LONGER RECEIVE REVENUES AND USERS FROM NETCENTER

     In April 1998, Excite entered into a two-year agreement with Netscape to provide, host and sell advertising for co-branded content channels, a co-branded Web search service and a co-branded Web directory service to be offered on Netscape's Netcenter online service. In April 1999, Excite announced that it had notified Netscape that it intends to terminate the agreement due to the acquisition of Netscape by American Online, a competitor of Excite. As a result, unless the parties renegotiate this agreement or enter into a new agreement, this agreement will terminate during the second quarter of 1999. If this agreement is terminated, Excite's revenues could be harmed if it does not successfully generate new revenues to replace the revenues it was receiving under this agreement.

EXCITE COULD LOSE USERS, ADVERTISERS AND REVENUES TO ITS COMPETITORS

     Excite competes with a number of companies both for users and advertisers, and therefore for revenues. Excite expects this competition will intensify, particularly because there are few barriers to entry in Excite's market. Excite's competitors include:

     o Web portal companies such as Infoseek's Go Network, Lycos, Netscape's Netcenter and Yahoo!

     o online service providers such as America Online and Microsoft's MSN service

     o large media companies such as CBS, NBC, Time-Warner and USA Networks, Inc., who have announced initiatives to develop Web services or partner with Web companies and

     o providers of Web-based advertising solutions, including AdForce, advertising management software, including NetGravity, Inc., advertising supported content and traditional advertising media.

EXCITE DEPENDS ON SPONSORSHIP AGREEMENTS FOR REVENUES

     Excite derived approximately 25% of its 1998 advertising revenues from third parties to provide sponsored services and placements on Excite's Web sites. These sponsorships typically last for a longer period of time than traditional banner advertisement purchases. If these sponsorship arrangements do not meet the advertisers' expectations as to new customers or increased sales or brand awareness, the sponsors may not renew their arrangements with Excite. It may also be difficult for Excite to obtain additional sponsors if potential new sponsors compete with existing sponsors. If Excite does not renew its existing sponsorships or obtain new sponsors, its business would be harmed.

EXCITE DEPENDS ON SEVERAL THIRD PARTY RELATIONSHIPS FOR USERS, ADVERTISERS AND REVENUES

     Excite depends on a number of third party relationships to provide users and content for its services, including agreements for links to Excite's services to be placed on high-traffic Web sites and agreements for third parties to provide content, games and e-mail for Excite's Web sites. If these relationships terminate and Excite is not able to replace them, it could lose users or advertisers, and this could harm Excite's revenues.

PRIVACY CONCERNS REGARDING THE USAGE OF DEMOGRAPHIC INFORMATION COULD PREVENT US AND EXCITE FROM BENEFITING FROM SELLING TARGETED ADVERTISING

     Due to privacy concerns regarding the usage of demographic information in online advertising, some commentators and governmental bodies have suggested limitations on technology that we and Excite use to deliver targeted advertising and compile demographic information about users. Any reduction or limitation in the use of this technology could result in lower advertising rates.

POTENTIAL LITIGATION WITH RESPECT TO INTELLECTUAL PROPERTY RIGHTS COULD HARM EXCITE'S BUSINESS

     Many parties, including competitors of Excite, are actively developing search, indexing and related Internet technologies. Some of these parties have taken steps to protect these technologies, and Excite believes that others will follow. Therefore, Excite believes that disputes regarding the ownership of these technologies are likely to arise in the future. Excite may not be able to defend any litigation successfully. Even if successful, defending litigation may be costly and may divert management resources.


                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows (in thousands):

                                      Period from
                                      March 28, 1995
                                      (inception) to                Year ended December 31,         Three months ended
                                      December 31, 1995        1996           1997         1998         March 31, 1999
                                      -----------------        ----           ----         ----     ------------------
Deficiency of earnings available
   to cover fixed charges ..........      $ (2,756)         $ (24,513)     $ (55,717)   $ (144,179)        $(18,124)

     These computations include us and our consolidated subsidiaries. Earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest.


                                 USE OF PROCEEDS

     We will not receive any proceeds from sales of debentures or Series A common stock by the selling securityholders under this prospectus. On December 28, 1998, we received approximately $222.4 million from the sale of our debentures to the initial purchasers of the debentures, after deducting expenses and the initial purchaser's discount. We intend to use the net proceeds of the offering for general corporate purposes, including working capital and capital expenditures, including those associated with domestic and international expansion and additional backbone capacity. A portion of the net proceeds also may be used to acquire or invest in complementary businesses or products or to obtain the right to complementary technologies.


                                 DIVIDEND POLICY

     We have never paid any cash dividends on our stock. We anticipate that we will continue to retain any earnings for use in the operation of our business and we do not currently intend to pay dividends.

                            DESCRIPTION OF DEBENTURES

     The debentures were issued under an indenture dated December 28, 1998, between us and State Street Bank and Trust Company of California, N.A., as trustee. This section is only a summary of the provisions of the debentures and the indenture and the related registration rights agreement and is not complete. You should refer to these documents for more detailed information. Wherever we refer to particular provisions or defined terms of the indenture, we also incorporate these provisions or defined terms into this prospectus by reference. The terms we, our, us, the company and At Home in this section refer solely to At Home and not to our subsidiaries.

GENERAL

     We issued $437,000,000 aggregate principal amount at maturity of the debentures in a December 1998 private placement. The principal amount at maturity of each debenture is $1,000. The debentures will be payable at the office of the paying agent, which initially will be the trustee, or an office or agency that we maintain for this purpose in the Borough of Manhattan, City of New York. The debentures will mature on December 28, 2018.

     The debentures were initially issued at a price of $524.64 per $1,000 principal amount at maturity. Original issue discount will be periodically includable in your gross income for United States federal income tax purposes. See "United States Federal Income Tax Considerations--Interest and original issue discount." The debentures will bear interest at the rate of .5246% per year on the principal amount due at maturity, and will be payable semiannually commencing on June 28, 1999.

     State Street Bank and Trust Company of California, N.A., is the trustee, registrar, paying agent and conversion agent under the indenture.

FORM, DENOMINATION AND REGISTRATION

     General. The debentures were issued in registered book-entry form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000. There is no service charge for any registration of transfer or exchange of debentures, but we may require a holder of debentures to pay for any tax, assessment or other governmental charge payable in connection with the transfer.

     The debentures that are sold under this prospectus will be represented by one or more global debentures without coupons. The global debentures will be deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York.

     Ownership interests in global debentures. Purchasers of debentures under this prospectus may hold their interests in a global debenture directly through DTC if they are participants in DTC. Purchasers who are not DTC participants may own interests in global debentures only through DTC participants or specified parties that clear through or maintain a custodial relationship with a DTC participant. So long as DTC, or its nominee, is the registered owner or holder of a global debenture, DTC or the nominee will be considered the sole owner or holder of the debentures represented by the global debenture. DTC or its participants will be responsible for recording beneficial ownership interests in the global debentures.

     DTC has advised us that it will only take actions on the debentures that you would be permitted to take, including presentation of the debentures for exchange, to the extent that you direct it to do so, and then only with regards to your ownership interests.

     Transfer of ownership interests. Transfers between participants in DTC will be made according to DTC rules and will be settled in same-day funds. The ability of a person holding a beneficial interest in a global note to transfer or pledge its interest to persons or entities who are not DTC participants may be restricted in states that require persons to take physical delivery of securities in definitive form, since debentures will only be delivered in certificated form in the limited circumstances described below.

     Exchange for certificated debentures. Any beneficial interest in global debentures may be exchanged for certificated debentures by following the procedures described in the indenture.

     Payments on global debentures. Payments on global debentures will be made to DTC or its nominee. Neither we, the trustee nor any paying agent will have any responsibility or liability for payments made to beneficial ownership interests in the global debentures or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests. We expect DTC to credit participants' accounts on the payment date with payments in amounts proportional to their beneficial interests in the global note, unless it has reason to believe that it will not receive payment. Also, we expect that any payment by a DTC participant to a non-participants who holds beneficial interests in a global debenture through that participant will be governed by standing instructions and customary practices. However, the participants will be responsible for these payments.

SUBORDINATION OF THE DEBENTURES

     Subordination. The debentures are subordinated to all existing and future senior debt. Senior debt includes indebtedness for borrowed money, obligations for outstanding bonds, debentures, notes or similar instruments and obligations assumed in connection with acquisitions.

     The debentures are also effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to receive assets of a subsidiary upon its liquidation or reorganization, and therefore your right to participate in those assets, will be subject to the claims of that subsidiary's creditors. Even if we are recognized as a creditor of the subsidiary, our claims would still rank below any security interests in the assets of the subsidiary and any debt of that subsidiary that is senior to our debt.

     Effects upon liquidation or bankruptcy. Because of this subordination, in the event of our liquidation, dissolution or other winding up, or insolvency or bankruptcy, we will repay the senior debt before we make any payments on the debentures. If you or the trustee receive any distribution before the senior debt is paid in full, then you or the trustee must hold the distribution in trust for the benefit of the senior debt holders to the extent necessary to pay off all outstanding senior debt in full. As a result, other unsecured creditors, who would recover less than holders of senior debt, may still recover more than you.

     Payment blockage periods. In addition, except for limited circumstances defined in the indenture, the subordination provisions of the indenture prevent us from making any payments on the debentures, or acquiring any debentures for cash or property if:

     o we fail to pay any amounts due on any designated senior debt beyond the applicable grace period or

     o any other default event occurs and continues under any designated senior debt that permits its holders to accelerate the maturity of that debt, and this default is either the subject of judicial proceedings or we receive a written notice of this default.

However, we may resume making payments on the debentures:

     o    once the payment default is cured or waived or

     o in the event of a default other than a payment default, as described above, if 179 or more days pass after we receive notice of the default, so long as the terms of the indenture otherwise permit the payment or acquisition of the debentures at that time.

     In addition, we may not make payments on any debentures that are declared due and payable before their stated maturity due to a default event until the earlier of:

     o    120 days after the date of the acceleration or

     o    the payment in full of all senior debt,

but only if the payment is then otherwise permitted under the terms of the indenture.

     Recent amount of senior debt. As of April 30, 1999, we had approximately $32.3 million in outstanding senior debt, and our subsidiaries had liabilities of approximately $1.6 million. The indenture does not restrict us or our subsidiaries from incurring additional senior debt or other debt.

CONVERSION RIGHTS

     You may convert each $1,000 principal amount of a debenture, or an integral multiple of $1,000, into shares of Series A common stock at any time before the close of business on December 28, 2018, unless previously redeemed or repurchased. Initially, each $1,000 principal amount at maturity of a debenture is convertible into 6.55 shares of our Series A common stock, subject to adjustment as described below. On April 16, 1999, our board of directors declared a two-for-one stock split on our common stock, subject to stockholder approval at our 1999 annual stockholders meeting. Following the effective date of this stock split, the conversion rate will be 13.10 shares of Series A common stock per $1,000 principal amount at maturity of debentures. We will not issue fractional shares. Instead, you will receive cash equal to the market value of any fractional share of our Series A common stock to which you would be entitled.

     Method of conversion. You may convert a debenture by delivering the debenture and a duly signed and completed notice of conversion to the conversion agent, which is initially the trustee. You may also need to furnish appropriate endorsements and transfer documents and pay any transfer or similar taxes. The conversion date will be the date on which you fulfill these requirements.

     Cash payments. We will not make any payment or other adjustment on conversion for accrued cash interest or accrued original issue discount, except for:

     o cash in lieu of fractional shares to which you would otherwise be entitled upon the conversion or

     o accrued but unpaid cash interest upon your conversion of the debentures concurrently with or after acceleration of the debentures following a default event on the debentures.

Upon our delivery to you of the shares of Series A common stock into which the debenture is convertible, our obligation to pay the principal amount at maturity of the debenture, including accrued original issue discount and accrued cash interest, will be deemed to be paid in full, rather than canceled, extinguished or forfeited.

     If you convert any debentures during the period from (but excluding) an interest payment record date to (but excluding) the interest payment date, you must provide us with funds equal to the interest we must pay on the interest payment date on the principal amount you convert unless the debenture has been called for redemption on a redemption date during this period. Except where this payment is required, we will not pay any interest on converted debentures on any interest payment date subsequent to the date of conversion. You will not be entitled to receive dividends payable to holders of Series A common stock as of any record time or date before the close of business on your conversion date.

     Adjustment of conversion ratio. We will adjust the conversion rate if we:

     o pay a dividend or make a distribution on our Series A common stock payable in Series A common stock or other types of our capital stock

     o subdivide, combine or reclassify our Series A common stock into a different number of shares

     o distribute rights, warrants or options to purchase, for a period of up to 60 days after the record date of the distribution, Series A common stock or securities convertible into Series A common stock to all holders of Series A common stock, at a price per share less than the average sale price of our Series A common stock at the time or

     o distribute assets (other than designated cash dividends from net earnings or earned surplus), debt securities, or rights, warrants or options to purchase our securities other than those specified above to all holders of Series A common stock.

     The conversion rate is not required to be adjusted:

     o until the current cumulative adjustments in the conversion rate amount to at least 1.0% of the conversion rate

     o for accrued original issue discount or accrued cash interest, at any time during the terms of the debentures

     o if you may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our board of directors determines to be fair and appropriate or

     o if we distribute assets, debt securities or rights, warrants or options to purchase our securities, and the fair market value of this distribution per share of Series A common stock exceeds or is less than $1.00 below the average sale price per share of our Series A common stock (instead of adjusting the conversion rate, you would receive, upon conversion, both the shares of Series A common stock into which the debenture is convertible and the distribution that you would have received if you had converted the debenture immediately prior to the record date for the distribution).

If specified tax events occur and we exercise our option to convert the debentures to semiannual coupon debentures, you would receive the same number of shares of Series A common stock upon conversion as if we had not exercised our option to convert the debentures to semiannual coupon debentures.

     If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets which is otherwise permitted under the terms of the indenture, the right to convert a debenture into Series A common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets which the debenture holder would have received if the holder had converted its debentures immediately prior to the transaction.

     If we make a taxable distribution to holders of Series A common stock which results in an adjustment of the conversion rate or in which debenture holders otherwise participate, or if we increase the conversion rate at our discretion, the holders of the debentures may, in some circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "United Stated Federal Income Tax Considerations--Constructive dividend."

WE MAY REDEEM THE DEBENTURES ON AND AFTER DECEMBER 28, 2003

     On and after December 28, 2003, we may redeem the debentures for cash at any time, in whole or in part in integral multiples of $1,000 principal amount at maturity. We must provide notice to you by mail at least 30 days (unless the trustee approves shorter notice), but not more than 60 days, prior to the redemption date.

     The table below shows redemption prices of a debenture per $1,000 principal amount at maturity on December 28, 2003, at each subsequent December 28 through maturity on December 28, 2018. These redemption prices reflect the accrued original issue discount calculated as of each date. The redemption price of a debenture redeemed on a date other than December 28 would include the additional original issue discount that had accrued since the preceding December 28.

                                                  (1)               (2)                  (3)
                                               DEBENTURE      ACCRUED ORIGINAL       REDEMPTION
     REDEMPTION DATE                          ISSUE PRICE     ISSUE DISCOUNT       PRICE (1)+(2)
     -----------------                        -----------     ---------------      -------------
     December 28, 2003......................    $ 524.64         $   86.17            $610.81
     December 28, 2004......................      524.64            105.55             630.19
     December 28, 2005......................      524.64            125.71             650.35
     December 28, 2006......................      524.64            146.69             671.33
     December 28, 2007......................      524.64            168.51             693.15
     December 28, 2008......................      524.64            191.22             715.86
     December 28, 2009......................      524.64            214.84             739.48
     December 28, 2010......................      524.64            239.42             764.06
     December 28, 2011......................      524.64            264.99             789.63
     December 28, 2012......................      524.64            291.59             816.23

     December 28, 2013......................      524.64            319.27             843.91
     December 28, 2014......................      524.64            348.06             872.70
     December 28, 2015......................      524.64            378.02             902.66
     December 28, 2016......................      524.64            409.19             933.83
     December 28, 2017......................      524.64            441.62             966.26
     At stated maturity.....................      524.64            475.36           1,000.00

     If specified tax events occur and we exercise our option to convert the debentures to semiannual coupon debentures, the debentures will be redeemable at the restated principal amount (as defined below) plus interest that has accrued since the date of conversion. If we do not redeem all of the debentures at once, the trustee will select which debentures shall be redeemed by a method which the trustee considers fair and appropriate.

YOU MAY REQUIRE US TO REPURCHASE THE DEBENTURES AS OF SPECIFIED PURCHASE DATES

     You may require us to purchase all or some of your debentures on December 28, 2003, December 28, 2008 and December 28, 2013 at the purchase price below for each purchase date, plus cash interest that has accrued to the purchase date. Each purchase price equals the issue price plus original issue discount accrued as of the respective purchase date. If specified tax events occur and we exercise our option to convert the debentures to semiannual coupon debentures prior to a purchase date, the purchase price for that purchase date will equal the restated principal amount plus cash interest accrued as of the conversion to semiannual coupon debentures.

        PURCHASE DATE                 PURCHASE PRICE
        --------------                --------------
        December 28, 2003                $ 610.81
        December 28, 2008                $ 715.86
        December 28, 2013                $ 843.91

     Payment in shares of Series A common stock. We may elect to pay the purchase price in cash or in shares of Series A common stock, or a combination, at our option. If we elect to pay any part of the purchase price in shares of Series A common stock, the number of shares that you will receive will be calculated by dividing the specified percentage of the purchase price by the market price of a share of Series A common stock. You should refer to the indenture for calculation of the market price. Because the market price of the Series A common stock is determined prior to the purchase date, you bear the market risk with respect to the value of the Series A common stock that you would receive from the date the market price is determined to the purchase date. We will not issue fractional shares. Instead, you will receive cash equal to the market value of any fractional share of our Series A common stock to which you would be entitled. Each holder who exercises this option will receive the same percentage of cash or Series A common stock in payment of the purchase price for the debentures.

     Notice requirements. We will give you notice at least 20 business days prior to each purchase date at your address shown in the register of the registrar. This notice will state whether we will pay the purchase price of the debentures in cash, Series A common stock, or a combination, and the procedures that you must follow to exercise this option. Once we provide this notice, we cannot change the form of payment (unless we fail to satisfy the conditions required to allow us to pay in shares of Series A common stock, in which case we must pay in cash).

     If you wish to exercise this option, you must provide written notice to the paying agent (or an office or agency maintained by us for this purpose in the Borough of Manhattan, City of New York) within 20 business days prior to the relevant purchase date. You may withdraw this purchase notice in writing prior to the purchase date.

     Delivery requirement. We will pay the purchase price for your debentures on the later of the purchase date or promptly following the business day after the day that you deliver your debenture to the paying agent (or an office or agency maintained by us for this purpose in the Borough of Manhattan, City of New
York). Delivery of the debenture is a condition to our payment of the purchase price. If you have given notice that you intend to exercise this option but have not delivered your debenture to the paying agent as of the purchase date, then as long as the paying agent has sufficient cash or securities to pay the purchase price, cash interest and original issue discount will cease to accrue and will be deemed paid, and all rights except the right to receive payment will terminate, immediately after the purchase date.

     Limitations on this option. We cannot repurchase your debentures, even if you have exercised this option, if a default event has occurred and is continuing. See "Default events" and "Risk Factors - We may not be able to pay off the debentures in the future."

YOU MAY REQUIRE US TO REPURCHASE THE DEBENTURES UPON A CHANGE OF CONTROL OF AT HOME

     If a change in control of At Home occurs on or prior to December 28, 2003, you will generally have the option to require us to repurchase all or some of your debentures on the date 30 business days after the change of control at a change in control purchase price, in cash, equal to the issue price plus original issue discount and cash interest that has accrued to the repurchase date. If specified tax events occurred and we had converted the debentures to semiannual coupon debentures prior to the change of control, we will be required to repurchase the debentures at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the repurchase date.

     Definition of change of control. A change in control of At Home will generally be deemed to have occurred if:

     o any person other than a person or entity affiliated with AT&T or TCI, as defined in further detail in the indenture, and excluding acquisitions by us, a subsidiary of ours or any of our employee benefit plans, files a Schedule 13D or 14D-1 under the Exchange Act disclosing that the person has become the beneficial owner of 50% or more of the total voting power of our outstanding capital stock

     o we have consolidated or merged with another entity, and in this transaction our Series A common stock would be converted into cash, securities or other property, except for transactions of this type in which our stockholders immediately prior to the transaction own a majority of total voting power of the surviving corporation or

     o we enter into a transaction in which all or substantially all of our Series A common stock will be exchanged for consideration other than common stock that is listed on a United States national securities exchange or approved for listing on the Nasdaq National Market, or rights to acquire common stock of this type.

We may enter into some transactions, including recapitalizations, that would not constitute a change in control under the indenture, but that would increase the amount of our senior debt.

     Notice requirements. We will provide you with notice of the change of control within 15 business days of its occurrence. To exercise your option, you must deliver written notice to the paying agent (or an office or agency maintained by us for this purpose in the Borough of Manhattan, City of New York) within 30 business days after the change of control. You may withdraw this change in control purchase notice in writing prior to the repurchase date.

     Delivery requirement. We will pay the change in control purchase price for your debentures on the later of 30 business days after the change of control or after you deliver your debenture to the paying agent (or an office or agency maintained by us for this purpose in the Borough of Manhattan, City of New
York). Delivery of the debenture is a condition to our payment of the change in control purchase price. If you have given notice that you intend to exercise this option but have not delivered your debenture to the paying agent as of the repurchase date, then as long as the paying agent has sufficient cash or securities to pay the change in control purchase price, cash interest and original issue discount will cease to accrue and will be deemed paid, and all rights except the right to receive payment will terminate, immediately after the repurchase date.

     Regulatory requirements. We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which apply, and we will file Schedule 13E-4 or any other schedule required under the Exchange Act in connection with any offer by us to repurchase your debentures if you exercise this option.

     Limitations on this option. We cannot repurchase your debentures, even if you have exercised this option, if a default event has occurred and is continuing. See "Default events" and "Risk Factors - We may not be able to pay off the debentures in the future."

WE MAY CONVERT THE DEBENTURES TO SEMIANNUAL COUPON DEBENTURES UPON SPECIFIED TAX EVENTS

     If a specified tax event occurs, we will have the option to elect to have cash interest accrue and be payable at 4% per year on a restated principal amount per debenture in lieu of future original issue discount and the cash interest provided for under the indenture. This interest would accrue from the date on which we exercise this option and would be payable semiannually. Our exercise of this option could alter the timing of income recognition by holders of the debentures with respect to these semiannual interest payments. For the purposes of this option:

     o the restated principal amount would equal the issue price of the debenture plus original issue discount accrued to the later of the date immediately prior to the tax event or the date on which we exercise this option and

     o a tax event means that we shall have received an opinion from independent tax counsel that, on or after December 21, 1998, as a result of any change in the laws of the United States or underlying regulations, the laws or regulations of any political subdivision or taxing authority or interpretation of these laws or regulations by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that we could not deduct interest or original issue discount payable on the debentures on a current accrual basis or under any other method for United States federal income tax purposes.

     President Clinton's fiscal year 1998 budget proposed a series of tax law changes that would have, if enacted and if they applied to the debentures, prevented us from deducting interest and original issue discount payable on the debentures on a current accrual basis and some or all of the interest and original issue discount under any other method for United States federal income tax purposes. This proposal was not adopted by Congress and was not part of the Taxpayer Relief Act of 1997. A similar proposal was included in President Clinton's fiscal year 1999 budget proposal introduced in February 1998 but was not adopted by Congress and was not part of the Internal Revenue Services Restructuring and Reform Bill of 1998 or the Tax and Trade Relief Extension Act of 1998. If a similar proposal were ever enacted and made applicable to the debentures, this would result in a tax event and we would obtain the option described above.

WE MAY CONSOLIDATE, MERGE OR SELL OUR ASSETS WITHOUT YOUR CONSENT

     We may consolidate with, merge into, transfer or lease all or substantially all of our assets to any person or entity without the consent of the holders of the debentures if specified conditions are satisfied, including:

     o the other person is an entity organized and existing under the laws of a United States jurisdiction and expressly assumes our obligations on the debentures and under the indenture and

     o immediately after this transaction, no default event, and no event which, after notice or lapse of time or both, would become a default event, is continuing.

DEFAULT EVENTS

     Default events.  The indenture defines a default event as:

     o our failure to pay principal, accrued cash interest (if the default continues for 31 days) or original issue discount or other amounts due on the debentures, whether or not payment is prohibited by the subordination provisions of the debentures and the indenture

     o our failure to deliver shares of Series A common stock when required upon conversion of a debenture, and failure to remedy this within 10 days after the required delivery date

     o our failure to comply with any other agreement in the debentures or the indenture, after we receive notice of default from the trustee or holders of at least 25% of the aggregate principal amount at maturity of the debentures then outstanding, and our failure to cure this failure within 90 days after we receive the notice

     o default on any debt in excess of $10,000,000 which results in that debt being accelerated, without this debt being discharged or the acceleration being rescinded or annulled within 20 days after we receive notice of default from the trustee or at least of the aggregate principal amount at maturity of debentures then outstanding or

     o    designated events of bankruptcy or insolvency.

     Notice. Within 90 days after a default event, the trustee will mail notice of all defaults of which it is aware to the debenture holders, unless these defaults have been cured or waived prior to the mailing. However, the trustee may elect to withhold notice of a default (other than a payment default) if the trustee determines in good faith that this is in the interests of the debenture holders.

     Remedies upon default events. If a default event occurs and continues, the trustee or the holders of at least 25% in principal amount at maturity of the debentures outstanding may declare the debentures to be due and payable immediately. If we experience bankruptcy or insolvency, the debentures automatically become immediately due and payable. If our obligations under the debentures have accelerated, we cannot make any payment until the earlier of our payment in full of all outstanding senior debt or 120 days after the acceleration, subject to limited exceptions.

     Trustee. Generally, the trustee will be under no obligation to exercise any right or power under the indenture or otherwise incur financial liability unless the debenture holders have offered reasonable indemnity against loss, liability or expense that is satisfactory to the trustee. We are required to furnish the trustee with an annual statement of our defaults under the indenture, and we must give the trustee 5 business days notice of any default.

     Requirements to pursue remedies. Before any debenture holder may pursue any remedy with respect to the debentures or the indenture, the following conditions must be satisfied:

     o the debenture holder wishing to pursue a remedy must give the trustee written notice of a continuing default event

     o the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures must make a written request to the trustee to pursue the remedy

     o the debenture holder(s) wishing to pursue the remedy must have offered the trustee reasonable security or indemnity against any loss, liability or expense satisfactory to the trustee

     o the trustee has not instituted the proceeding requested by the debenture holders within 60 days after it receives the notice and

     o the holders of a majority in aggregate principal amount at maturity of the outstanding debentures not have given the trustee instructions that are different from the original request.

However, notwithstanding these requirements, the rights of each debenture holder to receive their principal, premium and interest on the debentures, to convert their debentures into Series A common stock or to bring suit to enforce either of these rights will not be impaired without each debenture holder's consent.

     Waiver. The holders of a majority in aggregate principal amount at maturity of the debentures outstanding may waive past defaults and their consequences, except for:

     o    payment defaults on the debentures

     o    defaults on the conversion rights of the debentures or

     o defaults on designated provisions in the indenture that may not be modified without the consent of the individual debenture holder affected.

AMENDMENT OF THE INDENTURE OR DEBENTURES

     Limited modifications, including curing ambiguities, omissions or defects or making other changes that do not harm the debenture holders, may be made without the consent of the debenture holders. However, generally, neither we nor the trustee may amend the indenture or the debentures without the consent of holders of a majority in aggregate principal amount at maturity of the debentures. In addition, the following amendments require the consent of each debenture holder affected by the modification:

     o reduce the principal, original issue discount or cash interest due on the debentures, extend the stated maturity of the debentures or change the form of consideration in which the debentures are payable

     o reduce the principal amount of debentures whose holders must consent to an amendment or waiver under the indenture or modify the indenture provisions relating to amendments or waivers

     o make any change that harms the right to convert any debenture or any option to require us to purchase a debenture

     o modify the subordination provisions of the indenture in a manner adverse to the debenture holders or

     o impair the right to sue to enforce any payment on or conversion of the debentures.

In addition, any amendment that would harm the rights of senior debt holders requires the consent of the senior debt holders under the terms of the relevant senior debt.

DISCHARGE OF THE INDENTURE

     Our obligations under the indenture will be discharged if:

     o all outstanding debentures are delivered to the trustee for cancellation or

     o if we deliver cash or Series A common stock sufficient to pay off all outstanding debentures and sums due under the indenture with the trustee, the paying agent or the conversion agent after the debentures have become due and payable.

NO RECOURSE AGAINST OTHERS

     The indenture provides that a director, officer, employee or stockholder of At Home shall not have any liability for any of our obligations under the debentures or the indenture or claims based on these obligations.

DESTRUCTION, LOSS OR THEFT OF DEBENTURES

     In case one of your debentures becomes mutilated, defaced, destroyed, lost or stolen, we will execute and upon our request the trustee will authenticate and deliver a new debenture with the same maturity and date of issuance, an equal principal amount at maturity, registered in the same manner and dated the date of its authentication. You must provide us with evidence that you owned the debenture and evidence of its destruction, loss or theft. You must also provide us and the trustee with a security or indemnity for the substituted debenture. You may have to pay for fees and expenses for issuing the substituted debenture.

REGISTRATION RIGHTS

     We entered into a registration rights agreement with the initial purchasers of the debentures. If you sell debentures or Series A common stock issued upon conversion of the debentures under this registration statement, you generally will be required to be named as a selling security holder in this prospectus, deliver this prospectus to purchasers and be bound by applicable provisions of the registration rights agreement, including some indemnification provisions.

     In this agreement, we agreed to file a registration statement that includes this prospectus with the Securities and Exchange Commission by March 29, 1999. We agreed to use all reasonable efforts to cause this registration statement to become effective as promptly as practicable, but before June 28, 1999. We agreed to keep this registration statement effective until either all of the securities registered under this registration statement are sold, or the holding period applicable to the debentures and underlying shares of our Series A common stock held by non-affiliates under Rule 144(k) under the Securities Act expires. We may suspend the use of this prospectus under limited circumstances, including pending corporate developments or public filings with the Securities and Exchange Commission, for a period not to exceed 45 days in any 3-month period and 90 days in any 12-month period. We also agreed to pay liquidated damages to holders of debentures and shares of Series A common stock issued upon conversion of the debentures if the registration statement is not timely filed or made effective or if the prospectus is unavailable for the periods in excess of those permitted above. You should refer to the indenture for a description of these liquidated damages.


                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of some United States federal income tax considerations relevant to holders of debentures. This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. The Internal Revenue Service could challenge one or more of the conclusions described in this prospectus, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring or holding debentures. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular debenture holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons and persons holding debentures as part of a hedging or conversion transaction or straddle or other risk reduction transaction) may be subject to special rules. The discussion also does not discuss the tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this discussion is limited to persons who will hold the debentures and common stock into which the debentures are converted as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code.

     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, CONVERSION OR OTHER DISPOSITION OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES AND THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

INTEREST AND ORIGINAL ISSUE DISCOUNT

     Holders of the debentures will be required to include payments of "qualified stated interest" (as defined below) received thereon in taxable income in accordance with their respective methods of accounting for federal income tax purposes. In addition, the debentures will be issued with a substantial amount of "original issue discount" for federal income tax purposes. A debenture holder generally is required to include original issue discount in gross income as it accrues, regardless of the holder's method of accounting for federal income tax purposes. Accordingly, each holder will be required to include amounts in gross income without regard to when the cash or other payments to which this income is attributable are received.

     The amount of original issue discount with respect to each debenture is an amount equal to the excess of the "stated redemption price at maturity" of each debenture over its issue price (the initial price at which a substantial number of debentures are sold for money). The stated redemption price at maturity of each debenture will include all cash payments including principal and interest, required to be made on the debenture until maturity, other than "qualified stated interest" payments. "Qualified stated interest" is stated interest that is required to be paid at least annually during the term of the debenture. Stated interest on the debentures will be treated as qualified stated interest.

     A holder of a debenture must include in gross income for federal income tax purposes the sum of the daily portions of original issue discount with respect to the debenture for each day during the taxable year or portion of a taxable year on which each holder holds the debenture ("accrued original issue discount"). The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the debenture at the beginning of the accrual period multiplied by the yield to maturity of the debenture. The accrual period of a debenture may be of any length and may vary in length over the term of the debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period or on the first day of an accrual period. The adjusted issue price of the debenture at the start of any accrual period is the issue price of the debenture increased by the accrued original issue discount for each prior accrual period. Under these rules, debenture holders will have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase a holder's tax basis in the debenture.

     If your purchase price for a debenture exceeds the "adjusted issue price" (the sum of the issue price of the debenture and the aggregate amount of original issue discount includable in the gross income of all holders of the debenture for periods before your acquisition of the debenture reduced by the amount of any payment previously made on the debenture other than a payment of qualified stated interest, the excess (referred to as "acquisition premium") may offset the amount of original issue discount otherwise includible in your taxable income unless the purchase price also exceeds the sum of all amounts payable on the debenture after the purchase date other than payments of qualified stated interest, i.e., the debenture is purchased at a "premium." The above described rules for inclusion in gross income of original issue discount do not apply to holders who have purchased the debentures at a premium.

     We will be required to furnish annually to the Internal Revenue Service and to some noncorporate debenture holders information regarding the amount of the original issue discount attributable to that year. For this purpose, we will use a six-month accrual period which ends on the day in each calendar year corresponding to the maturity day of the debenture or the date six months before the maturity date.

MARKET DISCOUNT

     The market discount rules discussed below will apply if, subject to a de minimis exception, the "revised issue price" of the debenture exceeds your tax basis in the debenture immediately after your acquisition of the debenture. The revised issue price is the sum of the issue price of the debenture and the aggregate amount of the original issue discount includible in the gross income of all holders for periods before the acquisition of the bond by the taxpayer (determined without regard to section 1272(a)(7) or (b)(4)) or, in the case of a tax-exempt obligation, the aggregate amount of the original issue discount which accrued in the manner provided by section 1272(a) (determined without regard to paragraph (7) thereof) during periods before the acquisition of the bond by the taxpayer.

     If a debenture has market discount, then some or all of any gain realized upon a subsequent disposition (including a sale or a taxable exchange) or redemption at maturity of the debenture may be treated as ordinary income.

     The amount of market discount treated as having accrued will be determined either on a ratable basis, or if you so elect, on a constant interest method. Upon any subsequent disposition (including a gift or redemption at maturity) of the debenture (other than in connection with designated nonrecognition transactions but not including conversion of the debenture), the lesser of the gain on the disposition (or appreciation in the case of a gift) or the portion of the market discount that accrued while the debenture was held by you will be treated as ordinary interest income at the time of disposition.

     In lieu of including accrued market discount in income at the time of disposition, you may elect to include market discount in income currently. Unless you so elect, you may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the debenture until you dispose of the debenture. The election to include market discount in income currently, once made, is irrevocable and applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

     A Department of Treasury legislative proposal would require accrual basis taxpayers to include market discount in income as it accrues. The holder's yield for purposes of determining and accruing market discount would be limited to the greater of (1) the original yield-to-maturity of the debt instrument plus 5 percentage points, or (2) the applicable Federal rate at the time the holder acquired the debt instrument plus 5 percentage points. The proposal would be effective for debt instruments acquired on or after the date of enactment.

     Gain on the disposition (including a redemption) of a debenture that has accrued market discount is treated as ordinary income, and not as capital gain, to the extent of the accrued market discount

BOND PREMIUM

     Generally the holder of a debenture has bond premium if the holder's basis in the debenture (reduced by, in the case of a convertible debenture, the value attributable to the conversion feature of the debenture) exceeds the stated redemption price on maturity of the debenture. If the holder elects, an allocable portion of the bond premium may be used to offset interest income on the debenture. Pursuant to Treasury Regulations, the value of the conversion feature may be determined under any reasonable method.

DISPOSITION OR CONVERSION

     Except as described below, gain or loss upon a sale or other disposition of a debenture will generally be capital gain or loss (which will be long term if the debenture is held for more than one year). Net capital gains of individuals are, under some circumstances, taxed at lower rates than items of ordinary income. In the case of individuals, long-term capital gains with respect to property held for more than one year are taxed at a maximum 20% federal tax rate. Net capital gain of corporations is taxed the same as ordinary income, with a maximum federal tax rate of 35%.

     A holder's conversion of a debenture into Series A common stock is generally not a taxable event (except with respect to cash received in lieu of a fractional share). The holder's obligation to include in gross income the daily portions of original issue discount with respect to a debenture will terminate prospectively on the date of conversion. The holder's basis in the common stock received on conversion of a debenture will be the same as the holder's basis in the debenture at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the common stock received on conversion will include the holding period of the debenture converted (assuming each is held as a capital asset), except that the holder's holding period for common stock treated as received for accrued original issue discount may commence on the day following the date of conversion.

     If a holder elects to exercise its option to tender a debenture to us on a purchase date and we issue Series A common stock in satisfaction of all or part of the purchase price, the exchange of the debenture for Series A common stock should qualify as a reorganization or an otherwise nontaxable transaction for federal income tax purposes. If the purchase price is paid solely in Series A common stock, neither gain nor loss would generally be recognized by the holder, except as described below with respect to a fractional share. If the purchase price is paid in a combination of shares of Series A common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the holder would be recognized, but only to the extent the gain does not exceed the cash. A holder's tax basis in the Series A common stock received in the exchange will be the same as the holder's tax basis in the debenture tendered to us in exchange therefor (exclusive of any tax basis allocable to a fractional share interest as described below), decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in exchange and increased by the amount of any gain recognized by the holder on the exchange (other than gain with respect to a fractional share). The holding period for Series A common stock received in the exchange will include the holding period for the debenture tendered to us in exchange therefor (assuming each is held as a capital asset), except that the holding period for Series A common stock treated as received for accrued original issue discount may commence on the day following the purchase date.

     Cash received in lieu of a fractional share of Series A common stock upon conversion of a debenture or upon a put of a debenture to us on a purchase date should be treated as a payment in exchange for the fractional share. Accordingly, if the Series A common stock is a capital asset in the hands of a debenture holder, the receipt of cash in lieu of a fractional share of Series A common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

     If a debenture holder elects to exercise its option to tender a debenture to us on a purchase date or a change in control purchase date and we deliver cash in satisfaction of the purchase price, the holder would recognize gain or loss, measured by the difference between the amount of cash transferred by us to the holder and the holder's basis in the tendered debenture. Gain or loss recognized by the holder would generally be capital gain or loss.

     If a holder sells a debenture in the market, it will be a taxable sale with the same results to the holder as a tender to us with a payment in cash.

     Gain or loss upon a sale or other disposition of the Series A common stock received upon conversion of a debenture or in satisfaction of the purchase price of a debenture put to us generally will be capital gain or loss if the Series A common stock is held as a capital asset (which gain or loss will be long-term if the holding period for the common stock is more than one year). In the case of individuals, long-term capital gains with respect to property held for more than one year are taxed at a maximum 20% federal tax rate. Net capital gain of corporations is taxed the same as ordinary income, with a maximum federal tax rate of 35%.

CONSTRUCTIVE DIVIDEND

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, the increase may be deemed to be the payment of a taxable dividend to holders of the debentures. For example, an increase in the conversion rate in the event of distributions of evidences of indebtedness or assets of us or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the debentures, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the debentures or shares of Series A common stock with respect to some noncorporate debenture holders, and backup withholding at a rate of 31% may apply unless the recipient of the payment supplies a taxpayer identification number, certified under penalties of perjury, as well as designated other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

TAX EVENT

     Our modification of the terms of the debentures upon designated tax events, as described in "Description of Debentures-- We may convert the debentures to semiannual coupon debentures upon specified tax events," could possibly alter the timing of income recognition by the holders of the debentures with respect to the semiannual payments of interest due on the debentures after the option exercise date.

                             SELLING SECURITYHOLDERS

     The following table presents information with respect to the selling securityholders and the principal amounts of debentures and shares of our Series A common stock issuable upon the conversion of these debentures that they may offer under this prospectus. The term selling securityholders includes donees and pledgees selling securities received from a named selling securityholder after the date of this prospectus. The debentures were originally issued by us and sold by an initial purchaser, in a transaction exempt from the registration requirements of the Securities Act, to qualified institutional buyers. To our knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

     The principal amounts of debentures provided in the table below is based on information provided to us by each of the selling securityholders as of April 30, 1999, and the percentages are based on $437,000,000 principal amount at maturity of debentures outstanding. The number of shares of Series A common stock that may be sold is calculated based on the current conversion ratio of
6.55 shares of Series A common stock per $1,000 principal amount at maturity of a debenture, and does not reflect the two-for-one split of our Series A common stock that our board of directors approved on April 16, 1999, which is subject to stockholder approval at our 1999 annual stockholders meeting. Following the effective date of this split, the conversion rate will be 13.10 shares of Series A common stock per $1,000 principal amount at maturity of debentures. If each selling securityholder named below converted all of its debentures, each would own less than 1% of our outstanding Series A common stock, based on 107,705,907 shares of Series A common stock outstanding as of April 30, 1999.

     Since the date on which each provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our Series A common stock issuable upon conversion of the debentures, is subject to adjustment. Accordingly, the number of shares of Series A common stock issuable upon conversion of the debentures may increase or decrease.

     The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the debentures or the Series A common stock issuable upon the conversion of the debentures, we cannot estimate the amount of the debentures or how many shares of our Series A common that each selling securityholder will beneficially own after this offering.

                                                            Principal amount of     Percentage    Number of shares of
                                                                 debentures             of          Series A common
                                                             beneficially owned     debentures     stock that may be
Name                                                          that may be sold      outstanding           sold
----                                                        -------------------     -----------   -------------------
AIG/National Union Fire Insurance - FRIC...........              $1,435,000             *                 9,399

Alexandra Global Investment Fund I LTD.............              $1,000,000             *                 6,550

Aloha Airlines Non-Pilots Pension Trust............              $  350,000             *                 2,292

Aloha Airlines Pilots Retirement Trust.............              $  195,000             *                 1,277

Alta Partners Holdings, LDC........................              $3,000,000             *                19,650

Angelo, Gordon & Co., L.P..........................              $1,500,000             *                 9,825

Aristela International, Ltd........................              $1,500,000             *                 9,825

Arpeggio Fund, LP..................................              $  500,000             *                 3,275

Associated Electric & Gas Insurance Services Ltd...              $  700,000             *                 4,585

BancBoston Robertson Stephens......................              $  250,000             *                 1,637

Bancroft Convertible Fund, Inc.....................              $  500,000             *                 3,275

Black Diamond Offshore, Ltd........................              $1,856,000             *                12,156

C&H Sugar Company..................................              $  375,000             *                 2,456

Calamos Convertible Fund...........................              $1,500,000             *                 9,825

Champion International Corporation Master
   Retirement Plan.................................              $  900,000             *                 5,895

City of Knoxville Pension System...................              $  745,000             *                 4,880

David Lipscomb University General Endowment........              $   85,000             *                   557

Delaware PERS......................................              $2,740,000             *                17,947

Delta Airlines Master Trust........................              $2,000,000             *                13,100

Double Black Diamond Offshore LDC..................              $3,144,000             *                20,593

Dow Chemical Company Employees' Retirement Plan....              $1,800,000             *                11,790

Ellsworth Convertible Growth and Income Fund Inc...              $  500,000             *                 3,275

Equitable Life Assurance Separate Account
   Balanced........................................              $  135,000             *                   884

Equitable Life Assurance Separate Account
   Convertibles....................................              $2,000,000             *                13,100

Fidelity Financial Trust...........................              $1,050,000             *                 6,877

The First Foundation...............................              $  325,000             *                 2,129

GLG Market Neutral Fund............................              $5,000,000             *                32,750

GLG Trust Growth & Income Series...................              $2,000,000             *                13,100

General Motors Employees Global Group Pension
   Trust...........................................              $8,160,000             *                53,448

General Motors Foundation..........................              $  224,000             *                 1,467

General Motors Insurance Corporation...............              $1,616,000             *                10,585

Goldman Sachs & Co.................................              $1,440,000             *                 9,432

Gryphon Domestic III, LLC..........................              $2,000,000             *                13,100

HBK Cayman L.P.....................................              $4,095,000             *                26,822

HBK Offshore Fund Ltd..............................              $7,605,000             1.7%             49,812

Hawaiian Airlines Employees Pension Plan - IAM.....              $  300,000             *                 1,965

Hawaiian Airlines Pension Plan for Salaried
   Employees.......................................              $   75,000             *                   491

Hawaiian Airlines Pilots Retirement Plan...........              $  460,000             *                 3,013

Hudson River Trust Balanced Account................              $1,575,000             *                10,316

Hudson River Trust Growth & Income Account.........              $2,820,000             *                18,471

Hudson River Trust Growth Investors................              $1,325,000             *                 8,679

ICI American Holdings Trust........................              $1,175,000             *                 7,696

Investcorp SAM Fund Limited........................              $3,500,000             *                22,925

J.M. Hull Associates, L.P..........................              $  200,000             *                 1,310

JMG Convertible Investments, L.P...................              $8,008,000             1.8%             52,452

Jackson Investment Fund Ltd........................             $ 6,352,000             1.5%             41,605

Julius Back Securities.............................             $   600,000             *                 3,930

Kapiolani Medical Center...........................             $   650,000             *                 4,257

MainStay VP Convertible Portfolio..................             $ 1,500,000             *                 9,825

Memphis Light, Gas & Water Retirement Fund.........             $ 1,340,000             *                 8,777

MichaelAngelo L.P..................................             $ 6,750,000             1.5%             44,212

Morgan Stanley Dean Witter.........................             $ 5,000,000             1.1%             32,750

Morgan Stanley Dean Witter Convertible Securities
Trust..............................................             $ 4,500,000             1.0%             29,475

Nalco Chemical Company.............................                $600,000             *                 3,930

NationsBanc Montgomery Securities..................             $ 4,000,000             *                26,200

Pell Rudman Trust Co...............................             $ 1,075,000             *                 7,041

Port Authority of Alleghany County Retirement
   and Disability Allowance Plan...................             $ 1,000,000             *                 6,550

Putnam Advisory Company, Inc.......................             $   422,000             *                 2,764

Putnam Investment Management, Inc..................             $ 4,132,000             *                27,065

Queens Health Plan.................................             $   120,000             *                   786

R2 Investments, LDC................................             $18,900,000             4.3%            123,795

Ramius Fund Ltd....................................             $10,500,000             2.4%             68,775

Ramius, L.P........................................             $ 5,220,000             1.2%             34,191

Raphael, L.P.......................................             $ 3,250,000             *                21,287

RCG Baldwin, L.P...................................             $ 3,250,000             *                21,287

Rhapsody Fund, LP..................................             $   500,000             *                 3,275

SG Cowen Securities Corp...........................             $10,000,000             2.3%             65,500

SPT................................................             $   580,000             *                 3,799

Salomon Smith Barney Inc...........................             $   492,000             *                 3,222

Soundshore Holdings Ltd............................             $ 5,850,000             1.3%             38,318

Soundshore Opportunity Holding Fund Ltd............             $ 2,000,000             *                13,100

Southern Farm Bureau Life Insurance - FRIC.........             $ 1,550,000             *                10,152

Starvest Combined Portfolio........................             $ 1,925,000             *                12,608

State of Oregon Equity.............................             $13,500,000             3.1%             88,425

State of Oregon/SAIF Corporation...................             $ 9,150,000             2.1%             59,932

Triarc Companies, Inc..............................             $   780,000             *                 5,109

Triton Capital Investments, Ltd....................             $12,907,000             3.0%             84,540

United Food and Commercial Workers Local 1262
   and Employers Pension Fund......................             $   400,000             *                 2,620

Van Waters & Rogers, Inc. Retirement Plan..........             $   550,000             *                 3,602

Warburg Dillon Read................................             $ 1,695,000             *                11,102

Zeneca Holdings Trust..............................             $ 1,175,000             *                 7,696

Other holders of debentures or future transferees of
these holders (**).................................          $212,622,000           48.65%          1,392,674

-------------------

*    Less than 1%

** Assumes that any other holders of debentures, or any future transferees of these holders, do not beneficially own any Series A common stock other than the Series A common stock issuable upon conversion of the debentures at the initial conversion rate.


                              PLAN OF DISTRIBUTION

     The selling securityholders will be offering and selling all securities offered and sold under this prospectus. We will not receive any of the proceeds of the sales of these securities. In connection with this offering, we entered into a registration rights agreement dated December 28, 1998 with the initial purchasers of the debentures. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules.

     Who may sell and applicable restrictions. The securities may be sold directly by the selling securityholders from time to time. The selling securityholders may decide not to sell any of the securities offered under this prospectus, and selling stockholders could transfer, devise or gift these securities by other means.

     Alternatively, the selling securityholders may from time to time offer the securities through brokers, dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling securityholders may arrange for other broker-dealers to participate. The selling securityholders and any brokers, dealers or agents who participate in the distribution of the securities may be deemed to be underwriters, and any profits on the sale of the securities by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Prospectus delivery. Because selling securityholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will disclose:

     o the name of the selling securityholder and of any participating underwriters, broker-dealers or agents

     o    the aggregate amount and type of securities being offered

     o the price at which the securities were sold and other material terms of the offering

     o any discounts, commissions, concessions and other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers and

     o that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

The prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, if we receive notice from a selling securityholder that a donee or pledgee intends to sell more than 500 shares of Series A common stock, a supplement to this prospectus will be filed.

     Manner of sales. The selling securityholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or the over-the-counter market. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at negotiated prices.

     The securities may be sold according to one or more of the following methods:

     o a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction

     o purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers

     o    an exchange distribution under the rules of the exchange

     o face-to-face transactions between sellers and purchasers without a broker-dealer and

     o    by writing options.

     SOME PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING THE ENTRY OF STABILIZING BIDS OR SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

     Hedging and other transactions with broker-dealers. In connection with distributions of the securities, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the registered securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell securities short and redeliver the securities to close out short positions. The selling securityholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered securities. The broker-dealer may then resell or transfer these securities under this prospectus. A selling stockholder may also loan or pledge the registered securities to a broker-dealer and the broker-dealer may sell the securities so loaned or, upon a default, the broker-dealer may effect sales of the pledged securities under this prospectus.

     Expenses associated with registration. We have agreed to pay substantially all of the expenses of registering the securities under the Securities Act and of compliance with blue sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses, legal and accounting fees, fees for one legal counsel retained by the selling securityholders and fees of the trustee under the indenture pursuant to which we originally issued the securities. If the debentures or the underlying Series A common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

     Indemnification and contribution. In the registration rights agreement, we and the selling securityholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the securities, including liabilities arising under the Securities Act. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities arising under the Securities Act.

     Suspension of this offering. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or omits to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling securityholder. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event until the selling securityholder receives a prospectus supplement or amendment. This time period will not to exceed forty-five days in any three month period or ninety days in any twelve month period.

     Termination of this offering. Under the registration rights agreement, we are obligated to use reasonable efforts to keep the registration statement effective until December 28, 2000. Therefore, this offering will terminate on the earlier of: (1) the expiration of this effectiveness period, or (2) the date on which all securities offered under this prospectus have been sold by the selling securityholders.


                                  LEGAL MATTERS

     The validity of the issuance of the shares of Series A common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306. The validity of the issuance of the debentures offered under this prospectus will be passed upon for us by Winthrop Stimson Putnam & Roberts, One Battery Park Plaza, New York, New York 10004-1490.


                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 1998, as amended, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of Ernst & Young LLP given on their authority as experts in accounting and auditing.


                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act relating to future events or financial results. These forward-looking statements include statements indicating that we believe, we expect or we anticipate that events may occur or trends may continue, and similar statements relating to future events or financial results. These forward-looking statements are subject to material risks and uncertainties as indicated under the caption "Risk Factors." Actual results could vary materially as a result of a number of factors including those disclosed in "Risk Factors" and elsewhere in this prospectus.


                       WHERE YOU CAN FIND MORE INFORMATION

     The following documents that we have filed with the Securities and Exchange Commission are incorporated into this prospectus by reference:

     o the registration statement on Form S-3 of which this prospectus is a part, and the exhibits filed the registration statement and incorporated into the registration statement by reference

     o our annual reports on Form 10-K for the fiscal year ended December 31, 1998, as amended on March 31, 1999 and on April 27, 1999

     o the registration of our Series A common stock on Form 8-A filed on June 13, 1997

     o all other reports filed under Section 13(a) or 15(d) of the Exchange Act since December 31, 1998, including: (1) our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1998, each as amended on February 8, 1999; (2) our current report on Form 8-K filed on January 14, 1999, as amended on February 19, 1999; (3) our two current reports on Form 8-K filed on January 21, 1999; (4) our current report on Form 8-K filed on February 19, 1999; and (5) our current report on Form 8-K filed on April 8, 1999 and

     o all other information that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement.

     Because we are subject to the informational requirements of the Securities Exchange Act of 1934, we file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the debentures and Series A common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us, our debentures and our Series A common stock. Statements contained in this prospectus as to the contents of any contract or other document, including the indenture and the registration rights agreement, are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

     We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to At Home Corporation, 425 Broadway Street, Redwood City, California 94063, Attention: David G. Pine, Vice President and General Counsel, telephone: (650) 569-5000.

================================================================================


                               AT HOME CORPORATION





                   $437,000,000 PRINCIPAL AMOUNT AT MATURITY
                  CONVERTIBLE SUBORDINATED DEBENTURES DUE 2018

                         SHARES OF SERIES A COMMON STOCK
                   ISSUABLE UPON CONVERSION OF THE DEBENTURES





                              --------------------
                                   PROSPECTUS
                              --------------------



     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS.



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.


Securities and Exchange Commission registration fee                                   $  63,737
Nasdaq National Market filing fee                                                        17,500
Accounting fees and expenses                                                             10,000
Legal fees and expenses                                                                  30,000
Miscellaneous                                                                             3,763
                                                                                      ---------
     Total                                                                            $ 125,000
                                                                                      =========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to the corporation or its stockholders

     o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

     o    under Section 174 of the Delaware General Corporation Law and

     o for any transaction from which the director derived an improper personal benefit.

As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation further provides:

     o for mandatory indemnification, to the fullest extent permitted by applicable law, for any person who is or was a director or officer, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by this person

     o that the Registrant's obligation to indemnify any person who was or is serving at the Registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity must be reduced by any amount the person may collect as indemnification from the other corporation, partnership, joint venture, trust, enterprise or nonprofit entity

     o that the Registrant must advance to all indemnified parties the expenses (including attorneys' fees) incurred in defending any proceeding provided that indemnified parties (if they are directors or officers) must provide the Registrant an undertaking to repay the advances if indemnification is determined to be unavailable

     o that the rights conferred in the Certificate of Incorporation are not exclusive and

     o that the Registrant may not retroactively amend the Certification of Incorporation provisions relating to indemnity.

     The indemnification provision in the Registrant's Certificate of Incorporation and the Indemnification Agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act. The Registrant has also obtained directors' and officers' liability insurance. The following documents are incorporated by reference:


                                    DOCUMENT

1 Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant filed July 16, 1997 (incorporated by reference to Exhibit 3.06 to the Registrant's registration statement on Form S-1, File No. 333-27323, declared effective July 11, 1997).

2 Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers (incorporated by reference to Exhibit 10.09 to the Registrant's registration statement on Form S-1, File No. 333-27323, declared effective July 11, 1997).


     Under the following agreements related to the Registrant's acquisition of Narrative Communications Corp., third parties have agreed to indemnify the Registrant and its directors, officers and employees against some liabilities, including losses by the Registrant and its directors, officers and employees arising out of misrepresentations or breaches by Narrative regarding its business, and some liabilities of the Registrant and its directors, officers and employees arising under the Securities Act, the Exchange Act or other federal or state laws:


                                    DOCUMENT

1 Agreement and Plan of Merger among the Registrant, Transitory Corporation (a subsidiary of the Registrant) and Narrative dated December 17, 1998 (incorporated by reference to Exhibit 2.1 to the Registrant's report on Form 8-K filed with the Securities and Exchange Commission on January 14,
     1999).

2 Escrow Agreement dated December 30, 1998 among the Registrant, Charles M. Hazard, Jr. as representative of the Narrative stockholders and State Street Bank and Trust Company of California, N.A., as escrow agent (incorporated by reference to Exhibit 2.3 to the Registrant's report on Form 8-K filed with the Securities and Exchange Commission on January 14,
     1999).

3 Rights Agreement dated December 30, 1998 between the Registrant and each of the Narrative stockholders (incorporated by reference to Exhibit 2.4 to the Registrant's report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1999).

4 Letter Agreement dated February 9, 1999 between the Registrant and Carlyle Venture Coinvestment LLC (incorporated by reference to Exhibit 99.02 to the Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on February 19, 1999).

5 Letter Agreement dated February 9, 1999 between the Registrant and Greylock Equity Limited Partnership (incorporated by reference to Exhibit 99.03 to the Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on February 19, 1999).

ITEM 16. EXHIBITS.

     The following exhibits are filed with this registration statement or incorporated into this registration statement by reference:

   EXHIBIT                              EXHIBIT
   NUMBER                                TITLE
   ------                               -------

    3.01 Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant filed July 16, 1997 (incorporated by reference to Exhibit 3.06 to the Registrant's registration statement on Form S-1, File No. 333-27323, declared effective July 11).

    3.02 Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation of the Registrant filed July 9, 1998 (incorporated by reference to Exhibit 3.07 to the Registrant's 1998 annual report on Form 10-K/A filed with the Securities and Exchange Commission on March 31, 1999).

    3.03 Form of Second Amended and Restated Bylaws of Registrant effective July 16, 1997 (incorporated by reference to Exhibit
               3.05 to the Registrant's registration statement on Form S-1, File No. 333-27323, declared effective July 11).

    4.01 Form of Certificate of the Registrant's Series A Common Stock (incorporated by reference to Exhibit 4.05 to the Registrant's registration statement on Form S-1, File No. 333-27323, declared effective July 11).

    4.02 Amended and Restated Stockholders' Agreement, dated August 1, 1996, by and among the Registrant and the parties indicated therein, as amended on May 15, 1997 (incorporated by reference to Exhibit 4.04 to the Registrant's registration statement on Form S-1, File No. 333-27323, declared effective July 11).

    4.03 Indenture, dated December 28, 1998, between Registrant to State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 10.38 to the Registrant's 1998 annual report on Form 10-K/A filed with the Securities and Exchange Commission on March 31, 1999).

    4.04 Registration Rights Agreement, dated December 28, 1998, between Registrant and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.39 to the Registrant's 1998 annual report on Form 10-K/A filed with the Securities and Exchange Commission on March 31, 1999).

    5.01 Opinion of Fenwick & West LLP regarding the legality of the shares of Series A common stock being registered.*

    5.02 Opinion of Winthrop Stimson Putnam & Roberts regarding the legality of the debentures being registered.*

   11.01 Statement regarding the computation of the ratio of earnings to fixed charges.

   23.01       Consent of Fenwick & West LLP (included in Exhibit 5.01).*

   23.02       Consent of Ernst & Young LLP, Independent Auditors.

   24.01       Power of attorney (see pg. II-5 of this registration statement).

   25.01 Form T-1 statement of eligibility of trustee for indenture under the Trust Indenture Act of 1939.

*    To be filed by amendment.


ITEM 17. UNDERTAKINGS.

     The Registrant undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) to include any prospectus required by Section 10(a)(3) of the Securities Act;

          (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

          provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

     (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions discussed in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered under this registration statement, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, At Home Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on this 14th day of May, 1999.


                                   AT HOME CORPORATION


                                   By:  /s/ THOMAS A. JERMOLUK
                                        ----------------------------------------
                                        Thomas A. Jermoluk
                                        Chairman, President and Chief
                                        Executive Officer


                                POWER OF ATTORNEY

     Each individual whose signature appears below constitutes and appoints Thomas A. Jermoluk, Kenneth A. Goldman and David G. Pine, and each of them, his true and lawful attorneys-in-fact and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 415 promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                  TITLE                                    DATE
---------                                  -----                                    ----

PRINCIPAL EXECUTIVE OFFICER:


/s/ THOMAS A. JERMOLUK                     President, Chief Executive               May 14, 1999
------------------------------------       Officer and Chairman of the Board
Thomas A. Jermoluk

PRINCIPAL FINANCIAL OFFICER:


/s/ KENNETH A. GOLDMAN                     Senior Vice President and                May 14, 1999
------------------------------------       Chief Financial Officer
Kenneth A. Goldman


PRINCIPAL ACCOUNTING OFFICER:


/s/ ROBERT A. LERNER                       Corporate Controller                     May 14, 1999
------------------------------------
Robert A. Lerner

SIGNATURE                                  TITLE                                    DATE
---------                                  -----                                    ----

ADDITIONAL DIRECTORS:


/s/ WILLIAM R. HEARST III                  Vice Chairman                            May 14, 1999
------------------------------------
William R. Hearst III


/s/ C. MICHAEL ARMSTRONG                   Director                                 May 14, 1999
------------------------------------
C. Michael Armstrong


/s/ L. JOHN DOERR                          Director                                 May 14, 1999
------------------------------------
L. John Doerr


/s/ LEO J. HINDERY                         Director                                 May 14, 1999
------------------------------------
Leo J. Hindery


/s/ JOHN C. MALONE                         Director                                 May 14, 1999
------------------------------------
John C. Malone


/s/ JOHN C. PETRILLO                       Director                                 May 14, 1999
------------------------------------
John C. Petrillo


/s/ BRIAN L. ROBERTS                       Director                                 May 14, 1999
------------------------------------
Brian L. Roberts


/s/ JAMES R. SHAW                          Director                                 May 14, 1999
------------------------------------
James R. Shaw


/s/ DAVID M. WOODROW                       Director                                 May 14, 1999
------------------------------------

                                  EXHIBIT INDEX

  EXHIBIT
   NUMBER      EXHIBIT TITLE
   ------      -------------
    5.01       Opinion of Fenwick & West LLP regarding the legality of the shares of Series A common stock being registered.*

    5.02       Opinion of Winthrop Stimson Putnam & Roberts regarding the legality of the debentures being registered.*

    11.01      Statement regarding the computation of the ratio of earnings to fixed charges.

    23.01      Consent of Fenwick & West LLP (included in Exhibit 5.01).*

    23.02      Consent of Ernst & Young LLP, Independent Auditors.

    24.01      Power of attorney (see pg. II-5 of this registration statement).

    25.01      Form T-1 statement of eligibility of trustee for indenture under the Trust Indenture Act of 1939.

--------------
*    To be filed by amendment.